Exhibit 12.1

HEXION SPECIALTY CHEMICALS, INC.

Statement regarding Computation of Ratios

(Amounts in millions of dollars)

	Pro forma Year ended December 31, 2006	Year ended December 31,
		2006	2005(1)	2004(2)	2003	2002
Pre-tax loss from continuing operations	$(63)	$(80)	$(28)	$(113)	$(100)	$(24)

Add back
Loss (gain) from equity investees	—	—	—	—	(2)	(1)

Pre-tax income (loss) from continuing operations before adjustment for minority interests in consolidated subsidiaries or income or loss from equity investees	(63)	(80)	(28)	(113)	(102)	(25)

Fixed charges:
Interest expense	299	244	207	117	77	65
Loss on extinguishment of debt	52	121	17	—	—	—
Interest element of lease costs (3)	9	9	9	5	3	3

Preferred stock dividend requirements of consolidated subsidiaries	—	33	30	—	—	—

Total fixed charges	360	407	263	122	80	68

Pre-tax income (loss) from continuing operations before adjustment for minority interests in consolidated subsidiaries or income or loss from equity investees plus fixed charges, less preferred stock dividend requirements of consolidated subsidiaries	297	294	205	9	(22)	43

Ratio of earnings to fixed charges (4)	N/A	N/A	N/A	N/A	N/A	N/A

(1)	Includes data for Bakelite from date of acquisition by Borden Chemical on April 29, 2005.

(2)	Includes data for Resolution Specialty from August 2, 2004 and for Borden Chemical from August 12, 2004, their respective dates of acquisition by Apollo.

(3)	The interest element of lease costs has been calculated as 1/3 of the rental expense relating to operating leases as management believes this represents the interest portion hereof.

(4)	Our earnings were insufficient to cover fixed charges and preferred stock dividend requirements by $113, $58, $113, $102, and $25 for the years ended December 31, 2006, 2005, 2004, 2003, and 2002, respectively.